EXHIBIT 99.3

CITYCENTER HOLDINGS, LLC AND SUBSIDIARIES

I N D E X

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Members of

CityCenter Holdings, LLC

Las Vegas, Nevada

We have audited the accompanying consolidated financial statements of CityCenter Holdings, LLC and its subsidiaries (the “Company”), which comprise the consolidated balance sheets as of December 31, 2013 and 2012, and the related consolidated statements of operations, members’ equity, and cash flows for the three years in the period ended December 31, 2013, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CityCenter Holdings, LLC and its subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

February 19, 2014

i

CITYCENTER HOLDINGS, LLC

CONSOLIDATED BALANCE SHEETS

(In thousands)

	December 31,
	2013	2012
ASSETS

Current assets
Cash and cash equivalents	$167,199	$252,934
Restricted cash	71,906	145,678
Accounts receivable, net	128,544	102,486
Inventories	20,274	22,057
Prepaid expenses and other current assets	63,135	23,696

Total current assets	451,058	546,851

Residential real estate	19,888	67,528

Property and equipment, net	8,152,751	8,362,758

Other assets
Intangible assets, net	24,275	25,440
Debt issuance costs, net	19,154	37,832
Residential mortgage notes receivable, net	—	41,282
Deposits and other assets, net	45,172	71,323

Total other assets	88,601	175,877

	$8,712,298	$9,153,014

LIABILITIES AND MEMBERS’ EQUITY

Current liabilities
Accounts payable	$24,338	$23,000
Construction payable	174,433	66,209
Accrued interest on long-term debt	17,708	74,744
Current portion of long-term debt	17,000	—
Due to MGM Resorts International	48,502	123,415
Other accrued liabilities	180,506	163,964

Total current liabilities	462,487	451,332

Long-term debt, net	1,666,441	1,857,391
Long-term debt - related parties, net	—	654,856
Other long-term obligations	21,672	21,671

Commitments and contingencies (Note 12)

Members’ equity	6,561,698	6,167,764

	$8,712,298	$9,153,014

The accompanying notes are an integral part of these consolidated financial statements.

CITYCENTER HOLDINGS, LLC

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands)

	Year Ended December 31,
	2013	2012	2011
Revenues
Casino	$447,106	$406,117	$445,492
Rooms	370,199	353,967	333,039
Food and beverage	286,322	269,453	264,550
Entertainment	66,418	47,566	53,290
Retail	77,195	71,855	65,149
Residential	99,370	138,929	24,425
Other	46,830	44,012	41,480

	1,393,440	1,331,899	1,227,425
Less: Promotional allowances	(137,001)	(142,045)	(145,564)

	1,256,439	1,189,854	1,081,861

Expenses
Casino	223,302	237,332	245,298
Rooms	115,492	108,052	94,122
Food and beverage	174,547	163,022	161,768
Entertainment	44,708	41,801	50,940
Retail	25,231	23,285	24,123
Residential	75,791	123,446	17,454
Other	27,668	26,224	27,164
General and administrative	262,187	260,096	248,888
Preopening and start-up expenses	752	1,312	—
Property transactions, net	(11,265)	74,347	53,595
Depreciation and amortization	345,920	370,856	370,141

	1,284,333	1,429,773	1,293,493

Operating loss	(27,894)	(239,919)	(211,632)

Non-operating income (expense)
Interest income	1,463	3,663	3,646
Interest expense, net	(239,052)	(266,026)	(267,836)
Loss on retirement of debt	(140,390)	(8,620)	(23,578)
Other, net	(37,275)	(66)	(2,774)

	(415,254)	(271,049)	(290,542)

Net loss	$(443,148)	$(510,968)	$(502,174)

The accompanying notes are an integral part of these consolidated financial statements.

CITYCENTER HOLDINGS, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,
	2013	2012	2011
Cash flows from operating activities
Net loss	$(443,148)	$(510,968)	$(502,174)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	345,920	370,856	370,141
Amortization of debt discounts and issue costs	58,461	61,276	55,233
Pay-in-kind interest	31,874	80,516	104,697
Loss on retirement of long-term debt	140,390	8,620	23,578
Write-off of debt issuance costs	—	—	3,016
Property transactions, net	(11,265)	74,347	53,595
Provision for doubtful accounts	7,272	19,586	23,587
Change in current assets and liabilities:
Accounts receivable	(33,330)	(36,305)	(13,617)
Inventories	1,783	(376)	(1,094)
Prepaid expenses and other	(2,178)	(3,072)	(3,884)
Accounts payable and accrued liabilities	(10,904)	83,255	14,672
Change in residential real estate	62,575	118,347	(14,177)
Change in residential mortgage notes receivable	42,096	5,358	12,460
Other	21	1,005	(639)

Net cash provided by operating activities	189,567	272,445	125,394

Cash flows from investing activities
Capital expenditures, net of construction payable	(66,825)	(54,880)	(78,725)
Increase in restricted cash	(128,195)	(135,815)	(159,188)
Decrease in restricted cash	201,990	83,494	66,003
Other	(977)	(800)	(740)

Net cash provided by (used in) investing activities	5,993	(108,001)	(172,650)

Cash flows from financing activities
Net repayments under bank credit facilities – maturities of three months or less	—	(375,000)	(1,477,625)
Retirement of senior notes, including premiums paid	(1,967,183)	—	—
Issuance of senior secured notes	1,683,000	251,400	1,500,000
Cash contributions from Members	24,600	46,800	165,496
Due to MGM Resorts International	(2,295)	1,303	14,122
Debt issuance costs	(19,417)	(7,560)	(62,476)
Other	—	—	844

Net cash provided by (used in) financing activities	(281,295)	(83,057)	140,361

Cash and cash equivalents
Net increase (decrease) for the period	(85,735)	81,387	93,105
Balance, beginning of period	252,934	171,547	78,442

Balance, end of period	$167,199	$252,934	$171,547

The accompanying notes are an integral part of these consolidated financial statements.

CITYCENTER HOLDINGS, LLC

CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY

(In thousands)

Balance as of January 1, 2011	$6,508,307

Cash contributions by Members	165,496
Discount on Members’ notes	409,046
Amounts due to MGM Resorts International reclassified to equity (Note 13)	14,219

Net loss	(502,174)

Balance as of December 31, 2011	6,594,894

Cash contributions by Members	46,800
Amounts due to MGM Resorts International reclassified to equity (Note 13)	37,038

Net loss	(510,968)

Balance as of December 31, 2012	6,167,764

Cash contributions by Members	24,600
Amounts due to MGM Resorts International reclassified to equity (Note 13)	72,618
Conversion of Members’ Notes to Equity (Notes 9 and 14)	737,511
Non-cash capital contributions	2,353

Net loss	(443,148)

Balance as of December 31, 2013	$6,561,698

The accompanying notes are an integral part of these consolidated financial statements.

CITYCENTER HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND NATURE OF BUSINESS

Organization. CityCenter Holdings, LLC (the “Company”) is a Delaware limited liability company formed on November 2, 2007. The Company was formed to acquire, own, develop and operate the CityCenter development (“CityCenter”) in Las Vegas, Nevada. The Company is a joint venture which is 50%-owned by a wholly owned subsidiary of MGM Resorts International (together with its wholly owned subsidiaries, “MGM Resorts”), a Delaware corporation, and 50%-owned by Infinity World Development Corp (“Infinity World”), which is wholly owned by Dubai World, a Dubai United Arab Emirates government decree entity (each, a “Member”). The governing document for the Company is the Amended and Restated Limited Liability Company Agreement dated April 29, 2009 (the “LLC Agreement”).

Under the LLC Agreement, the Board of Directors of the Company is composed of six representatives (subject to intermittent vacancies) – three selected by each Member – and has exclusive power and authority for the overall management of the Company. Compensation for Board of Directors’ duties is borne by the Members. The Company has no employees and has entered into several agreements with MGM Resorts to provide for the development and day-to-day management of CityCenter and the Company. See Note 15 for further discussion of such agreements.

Nature of Business. CityCenter is a mixed-use development on the Las Vegas Strip located between the Bellagio and Monte Carlo resorts, both owned by MGM Resorts. CityCenter consists of the following components:

•

Aria Resort & Casino, a 4,004-room casino resort featuring an approximately 150,000 square-foot casino, an approximately 1,800-seat showroom, approximately 300,000 square feet of conference and convention space, and numerous world-class restaurants, nightclubs and bars, and pool and spa amenities;

•	The Vdara Hotel and Spa, a luxury condominium-hotel with 1,495 units;

•

Mandarin Oriental, Las Vegas, a 392-room non-gaming boutique hotel managed by luxury hotelier Mandarin Oriental Hotel Group, as well as 225 luxury residential units (154 units sold and closed as of December 31, 2013);

•	The Veer Towers, 669 units in two towers consisting entirely of luxury residential condominium units (667 units sold and closed as of December 31, 2013); and

•	The Crystals retail district with approximately 357,000 of currently leasable square feet of retail shops, dining, and entertainment venues.

Substantially all of the operations of CityCenter commenced in December 2009, and closing of sales of residential condominium units began in early 2010. In January 2009, the Company postponed the completion of the Harmon Hotel & Spa (“Harmon”), a planned 400-room non-gaming boutique hotel, and cancelled the development of the originally planned Harmon residential units. During the third quarter of 2010, the Company determined that it was unlikely that the Harmon would be completed using the building as it now stands. See Note 12 for further discussion of the status of the Harmon.

NOTE 2 — BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation. The consolidated financial statements include the accounts of the Company and its subsidiaries. The Company does not have a variable interest in any variable interest entities. All intercompany balances and transactions have been eliminated in consolidation. The results of operations are not necessarily indicative of the results to be expected in the future.

Management’s use of estimates. The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. Those principles require the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair value measurements. Fair value measurements affect the Company’s accounting for and impairment assessments of its long-lived assets, residential real-estate, residential mortgage notes and intangible assets. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and is measured according to a hierarchy that includes: Level 1 inputs, such as quoted prices in an active market; Level 2 inputs, which are observable inputs for similar assets; or Level 3 inputs, which are unobservable inputs.

When assessing fair value of its residential real estate, the Company estimates fair value less costs to sell utilizing Level 3 inputs, including a discounted cash flow analysis based on management’s current expectations of future cash flows. See Note 4 for further discussion.

The Company valued its residential mortgage notes using a discounted cash flow analysis based on Level 3 inputs, including contractual cash flows and discount rates based on market indicators. The Company sold its residential mortgage note portfolio in 2013. See Note 7 for further discussion.

The Company valued its Member notes using a discounted cash flow analysis incorporating the contractual cash flows. The discount rate used in the analysis considered the creditworthiness of the Company and the seniority of the Member notes based on Level 3 inputs. The Member notes were converted to equity in 2013. See Note 9 for further discussion.

Cash and cash equivalents. Cash and cash equivalents include investments and interest bearing instruments with maturities of three months or less at the date of acquisition. Such investments are carried at cost, which approximates fair value.

Restricted cash. As of December 31, 2013, restricted cash consists of $72 million in condo proceeds contractually restricted to use for either payment on construction related liens or reimbursement to MGM Resorts under the completion guarantee (see Note 14).

As of December 31, 2012, restricted cash included $112 million in condo proceeds under the completion guarantee, $24 million in collateral proceeds (see Note 9), and $10 million of amounts required to be used for payment of interest on the Company’s first lien notes, which was used to pay a portion of the January 2013 semi-annual interest payment on the first lien notes.

Increases in restricted cash were primarily attributed to restrictions placed on funds to be used for payments of interest on the first lien notes and for condo and other asset sales restricted under the prior senior secured credit facility. Decreases in restricted cash were due to payment of interest on the first lien notes and for removal of restrictions on collateral proceeds that completed the tender offer process under the prior senior secured credit facility (see Note 9).

Accounts receivable and credit risk. The Company issues markers to approved casino customers following investigations of creditworthiness. As of December 31, 2013, approximately 78% of the Company’s receivables were due from customers residing in foreign countries. Business or economic conditions or other significant events in these countries could affect the collectibility of such receivables.

Trade receivables, including casino and hotel receivables, are typically non-interest bearing and are initially recorded at cost. Accounts are written off when management deems the account to be uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for doubtful accounts is maintained to reduce the Company’s receivables to their estimated realizable amount, which approximates fair value. The allowance is estimated based on a specific review of customer accounts as well as historical collection experience and current economic and business conditions. Management believes that as of December 31, 2013, no significant concentrations of credit risk existed.

Inventories. Inventories consist primarily of food and beverage, retail merchandise and operating supplies, and are stated at the lower of cost or market. Cost is determined primarily by the average cost method for food and beverage and operating supplies. Cost for retail merchandise is determined using the cost method.

Residential mortgage notes receivable. Certain buyers of CityCenter’s residential units participated in the Company’s seller financing program, whereby the Company provided first mortgage financing. All mortgage notes were classified as held for sale and reported at the lower of cost or fair value, determined based on management’s assessment of the market terms of the portfolio and its collectibility. The evaluation of collectibility was based on several factors including past payment history, duration of the loan, creditworthiness, loan-to-value ratios, underlying collateral, and present economic conditions. The entire residential mortgage note receivable portfolio was sold in April 2013. See Note 7 for additional information on residential mortgage notes receivable.

Interest income is recognized as earned over the terms of the mortgage loans based on the contractual interest rates. The Company records interest income related to these mortgage notes in non-operating “Interest income” in its consolidated statement of operations.

Project costs. Project costs are stated at cost (which includes adjustments made upon the initial contribution by MGM Resorts) unless determined to be impaired, in which case the carrying value is reduced to estimated fair value. During 2013, the Company increased its construction accrual based on its current best estimate of amounts payable in connection with the Perini construction litigation. However, significant disputes remain with Perini and certain subcontractors as discussed further in Note 12. In connection with such accrual the Company recorded non-operating expense of $37 million related to statutory interest on estimated amounts payable.

As discussed in Note 14, the Company’s remaining project costs are being funded pursuant to an unlimited completion and cost overrun guarantee from MGM Resorts, which is secured by MGM Resorts’ interests in the assets of Circus Circus Las Vegas and certain adjacent undeveloped land.

Residential real estate. Residential real estate represents capitalized costs of residential inventory, which consists entirely of completed condominium and condominium-hotel units available for sale less impairments previously recognized. Costs include land, direct and indirect construction and development costs, and capitalized property taxes and interest. See Note 4 for further discussion of residential real estate.

As part of the increase in the Company’s construction accrual during 2013, the Company recognized an increased cost of its residential inventory of $20 million, $14 million of which was recorded to “Property transactions, net” in the year ended December 31, 2013, representing additional costs associated with previously sold residential units.

Residential operating expenses include cost of real estate sold, holding costs, selling costs, indirect selling costs and valuation allowances for residential mortgage notes receivable. Costs associated with residential sales were deferred during construction, except for indirect selling costs and general and administrative expense, which were expensed as incurred.

Property and equipment. Property and equipment are stated at cost including capitalized interest. Gains or losses on dispositions of property and equipment are included in the determination of income or loss. Maintenance and repairs that neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. Property and equipment are depreciated over the following estimated useful lives on a straight-line basis:

Buildings and improvements	20 to 40 years
Land improvements	10 to 20 years
Furniture and fixtures	3 to 20 years
Equipment	3 to 20 years

Impairment of long-lived assets. The Company evaluates its property and equipment for impairment as held and used. The Company reviews assets to be held and used for impairment whenever indicators of impairment exist. It then compares the estimated future cash flows of the asset, on an undiscounted basis, to the carrying amount of the asset. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying amount, then an impairment is recorded based on the fair value of the asset, typically measured using a discounted cash flow model.

Intangible assets. Indefinite-lived intangible assets must be reviewed for impairment at least annually and between annual test dates in certain circumstances. The Company performs its annual impairment test for indefinite-lived intangible assets in the fourth quarter of each fiscal year. See Note 6 for further discussion.

Debt issuance costs. The Company capitalizes debt issuance costs, which include legal and other direct costs related to the issuance of debt. The capitalized costs are amortized straight-line as interest over the contractual term of the debt.

Revenue recognition and promotional allowances. Casino revenue is the aggregate net difference between gaming wins and losses, with liabilities recognized for funds deposited by customers before gaming play occurs (“casino front money”) and for chips in the customers’ possession (“casino outstanding chip liability”). Hotel, food and beverage, entertainment and other operating revenues are recognized as services are performed. Advance deposits on rooms and advance ticket sales are recorded as accrued liabilities until services are provided to the customer.

Gaming revenues are recognized net of certain sales incentives, including discounts and points earned in point-loyalty programs. The retail value of accommodations, food and beverage, and other services furnished to guests without charge is included in gross revenue and then deducted as promotional allowances. The estimated cost of providing such promotional allowances is primarily included in casino expenses as follows:

	Year Ended December 31,
	2013	2012	2011
	(In thousands)
Rooms	$24,206	$26,017	$26,099
Food and beverage	47,188	48,526	49,257
Other	8,872	10,240	10,387

	$80,266	$84,783	$85,743

Real estate sales – revenue recognition. Revenue for residential sales is deferred until closing occurs, which is when title, possession and other attributes of ownership have been transferred to the buyer and the Company is not obligated to perform activities after the sale. Additionally, the buyer’s initial and continuing investment must be adequate to demonstrate a commitment to pay, and the buyer’s receivable cannot be subject to future subordination.

Leases where the Company is a lessor. The majority of the Company’s revenue from leasing activities relates to Crystals. Minimum rental revenue, if applicable to the lease, is recognized on a straight-line basis over the terms of the related leases. Revenue from contingent rent is recognized as earned. The Company provides construction allowances to certain tenants. Construction allowances are recorded as fixed assets if the Company has determined it is the owner of such improvements for accounting purposes; improvements related specifically to the current tenant are depreciated over the shorter of the asset life or lease term.

Loyalty programs. Aria participates in the MGM Resorts’ “M life” loyalty program. Customers earn points based on their slots play which can be redeemed for FREEPLAY at Aria or any of MGM Resorts’ participating resorts. The Company records a liability based on the points earned multiplied by the redemption value, less an estimate for points not expected to be redeemed, and records a corresponding reduction in casino revenue. Customers also earn “Express Comps” based on their gaming play, which can be redeemed for complimentary goods and services, including hotel rooms, food and beverage, and entertainment. The Company records a liability for the estimated costs of providing goods and services for Express Comps based on the Express Comps earned multiplied by a cost margin, less an estimate for Express Comps not expected to be redeemed and records a corresponding expense in the casino department.

Preopening and start-up expenses. Costs incurred for one-time activities during the start-up phase of operations are accounted for as preopening and start-up costs. Preopening and start-up costs, including organizational costs, are expensed as incurred. During 2013, costs classified as preopening and start-up expense represent costs associated with the opening of a new wedding chapel. During 2012, costs classified as preopening and start-up expense represent amounts associated with the opening of the Cirque du Soleil show Zarkana, which opened in November 2012.

Advertising. The Company expenses advertising costs the first time the advertising takes place. Advertising expense is included in preopening and start-up expenses when related to the preopening and start-up period and in general and administrative expense when related to ongoing operations or residential selling expenses. Advertising expense was $20 million, $20 million and $21 million for the years ended December 31, 2013, 2012 and 2011, respectively.

Property transactions, net. The Company classifies transactions related to long-lived assets – such as write-downs and impairments, demolition costs, and normal gains and losses on the sale of fixed assets – within “Property transactions, net” in the accompanying consolidated statements of operations. See Note 10 for details.

Income taxes. The Company is treated as a partnership for federal income tax purposes. Therefore, federal income taxes are the responsibility of the Members. As a result, no provision for income taxes is reflected in the accompanying consolidated financial statements.

Comprehensive income (loss). Net loss equals comprehensive income (loss) for all periods presented.

Subsequent events. Management has evaluated subsequent events through February 19, 2014, the date these consolidated financial statements were available to be issued.

NOTE 3 — ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	As of December 31,
	2013	2012
	(In thousands)
Casino	$123,939	$100,853
Hotel	29,540	31,487
Other	7,699	9,997

	161,178	142,337
Allowance for doubtful accounts	(32,634)	(39,851)

	$128,544	$102,486

NOTE 4 — RESIDENTIAL REAL ESTATE

Residential real estate was $20 million and $68 million as of December 31, 2013 and 2012, respectively. These amounts are net of costs of $51 million and $68 million, respectively, recorded in property and equipment, net related to a portion of the residential inventory placed into the rental program. During the year ended December 31, 2013, the Company transferred $16 million of net residential real estate assets from property and equipment, net. As part of the Veer bulk sale in 2012 discussed below, $86 million of costs included in property and equipment, net related to a portion of the units sold that were previously included in the rental program.

In the fourth quarter of 2012, the Company completed a bulk sale of 427 of the remaining 438 units at Veer (the “Veer bulk sale”), with a carrying amount of $116 million, for $119 million in cash proceeds, with such amounts recorded to “Residential expense” and “Residential revenue,” respectively, in the consolidated statement of operations. The sales agreement contains certain provisions, including providing the buyer with the right of first refusal on future residential sales through 2015 (with certain exceptions for currently contemplated agreements).

The Company is required to carry its residential inventory at the lower of cost or fair value less costs to sell. When assessing impairment of its residential real estate, the Company estimates fair value less costs to sell utilizing Level 3 inputs, including a discounted cash flow analysis based on management’s current expectations of future cash flows. These estimates are subject to management’s judgment and are highly sensitive to changes in the market and economic conditions. No impairment charges were recorded against the Company’s residential inventory for the year ended December 31, 2013.

In 2012, primarily due to revised sales forecasts that extended the timing of sales within the absorption period, the Company performed an analysis on the fair value of its Mandarin Oriental residential inventory. As a result, the Company recorded an impairment charge of $36 million related to the Mandarin Oriental residential inventory in 2012, $17 million of which was allocated to units included in the rental program and recorded to property and equipment, net. The following table includes the key measurements of Level 3 inputs used in the Company’s discounted cash flow analysis used to determine the fair value of its Mandarin Oriental residential inventory in 2012:

Unobservable Inputs	Quantitative Information

Discount rate	17%
Range of average sales price per unit (in thousands)	$1,294 - $1,470
Sales price growth rate	0% - 4%
Absorption period	2012 - 2017

As of December 31, 2013, Mandarin Oriental had 71 units remaining unsold. In the event the Company does not meet sales forecasts, additional impairment charges may be recognized, which could be material to the Company’s financial statements.

In 2011, the Company recorded residential impairment charges of $41 million and $11 million related to the carrying value of the Veer and Mandarin Oriental residential inventory, respectively. The 2011 discounted cash flow analysis assumed a 3% to 5% annual growth rate in sale price beginning in 2013 through estimated sell out periods. The Company used discount rates of 17%, which is based on what management believed a market participant would determine to be commensurate with the inherent risks associated with the assets and related estimated cash flows, which were revised based on lower than anticipated sales.

NOTE 5 — PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	As of December 31,
	2013	2012
	(In thousands)
Land	$1,790,153	$1,794,003
Building and improvements and land improvements	6,275,253	6,141,746
Furniture, fixtures and equipment	1,446,477	1,436,095
Construction in progress	3,372	16,539

	9,515,255	9,388,383
Less: Accumulated depreciation	(1,362,504)	(1,025,625)

	$8,152,751	$8,362,758

NOTE 6 — INTANGIBLE ASSETS

Intangible assets consisted of the following:

	As of December 31,
	2013	2012
	(In thousands)
Indefinite-lived:
Intellectual property	$5,017	$4,867

Finite-lived:
Aircraft time sharing agreement	24,000	24,000
Other intangible assets	578	578

	24,578	24,578
Less: Accumulated amortization	(5,320)	(4,005)

	$24,275	$25,440

The majority of the Company’s intangible assets are assets contributed by MGM Resorts upon formation of the Company. Intellectual property represents trademarks, domain names, and other intellectual property including the CityCenter, Aria, Vdara and Crystals tradenames and Aria.com domain. There is no contractual or market-based limit to the use of these intangible assets and therefore they have been classified as indefinite-lived.

The Company performs an annual review of its indefinite-lived intangible assets for impairment in the fourth quarter each year. The asset’s fair value is compared to its carrying value, and an impairment charge is recorded for any short-fall. Fair value is estimated using the relief-from-royalty method which discounts cash flows that would be required to obtain the use of the related intangible asset. Key inputs in the relief-from-

royalty analysis include forecasted revenues related to the intangible asset, market royalty rates, discount rates, and terminal year growth rates.

The aircraft time sharing agreement intangible asset relates to an agreement between MGM Resorts and the Company whereby MGM Resorts provides the Company the use of MGM Resorts’ aircraft in its operations. The Company is charged a rate that is based on Federal Aviation Administration regulations, which provides for reimbursement for specific costs incurred by MGM Resorts without any profit or mark-up, which is less than the Company believes that it would pay an unrelated third party. Accordingly, the fair value of this agreement was recognized as an intangible asset, and is being amortized over the estimated useful life of the related aircraft, which is 20 years.

NOTE 7 — RESIDENTIAL MORTGAGE NOTES RECEIVABLE, NET

Certain buyers of the residential units at CityCenter participated in the Company’s seller financing program, whereby the Company provided buyers of CityCenter residential units with first mortgage financing. All mortgage notes were classified as held for sale and were reported at the lower of cost or fair value, determined based on management’s assessment of the market terms of the portfolio and its collectibility. The evaluation of collectibility of the mortgage notes was based on several factors including past payment history, duration of the loan, creditworthiness, loan-to-value ratios, underlying collateral, and present economic conditions. Charges for the change in the valuation allowance related to the residential mortgage notes receivable were recorded within “Residential” operating expenses.

In April of 2013, the Company sold its entire residential mortgage note receivable portfolio for cash proceeds of $40 million, which approximated the carrying value of the mortgage note portfolio at the time of sale. See Note 9 for discussion of certain restrictions on these proceeds at the time of the sale.

As of December 31, 2012, the total mortgage notes receivable was $42 million, of which $1 million was recorded as current, and is net of a valuation allowance of $8 million.

NOTE 8 — OTHER ACCRUED LIABILITIES

Other accrued liabilities consisted of the following:

	As of December 31,
	2013	2012
	(In thousands)
Advance deposits and ticket sales	$26,792	$23,794
Casino outstanding chip liability	52,923	29,995
Casino front money deposits	25,985	32,441
Other gaming related accruals	5,424	7,848
Taxes, other than income taxes	15,520	13,823
Harmon demolition accrual	31,990	31,990
Other	21,872	24,073

	$180,506	$163,964

See Note 12 for discussion of the Harmon demolition accrual.

NOTE 9 – LONG-TERM DEBT

Long-term debt consisted of the following:

	As of December 31,
	2013	2012
	(In thousands)
Senior secured credit facility, net	$1,683,441	$—
7.625% senior secured first lien notes, due 2016	—	1,149,112
10.75%/11.50% senior secured second lien PIK toggle notes, due 2017	—	708,279

	1,683,441	1,857,391
Less: current portion of long-term debt	(17,000)	—

Total long-term debt, excluding loans from Members	1,666,441	1,857,391
Loans from Members, net of discounts of $0 and $516,866	—	654,856

	$1,666,441	$2,512,247

Interest expense, net consisted of the following:

	Year Ended December 31,
	2013	2012	2011
	(In thousands)
Senior secured credit facility including pay-in-kind interest	$18,339	$4,796	$42,858
Senior secured notes including pay-in-kind interest	128,831	158,299	131,748
Member notes including discount amortization	82,655	91,352	78,477
Amortization of debt issuance costs and other	9,227	11,579	14,753

	$239,052	$266,026	$267,836

Senior secured credit facility. In October 2013, the Company entered into a $1.775 billion senior secured credit facility. The senior secured credit facility consists of a $75 million revolving facility maturing in October 2018, and a $1.7 billion term loan B facility maturing in October 2020. The term loan B facility was issued at 99% of the principal amount. Loans under the term loan B bear interest, in the case of Eurodollar loans, at LIBOR plus 4.00% with a LIBOR floor of 1.00%, and in the case of base rate loans, at the base rate plus 3.00%. As of December 31, 2013, the interest rate on the term loan B was 5.00%. Loans under the revolving facility bear interest, in the case of Eurodollar loans, at LIBOR plus 3.75% or 4.00%, depending on the Company’s credit ratings, and in the case of base rate loans, 2.75% or 3.00%, depending on the Company’s ratings. Additionally, the Company pays an applicable fee of 0.375% or 0.50%, depending on the Company’s credit ratings, for the unused portion of the revolving facility. As of December 31, 2013, the Company had not drawn on the revolving facility. In connection with the closing of the new senior secured credit facility, the Company redeemed its existing 7.625% senior secured first lien notes and 10.75% senior secured second lien PIK toggle notes at a premium in accordance with the terms of the indentures governing those notes. As a result of the transaction, the Company recorded a loss on retirement of long-term debt of $140 million, primarily consisting of premiums associated with the redemption of the existing first and second lien notes as well as the write-off of previously unamortized debt issuance costs. In connection with the October 2013 debt restructuring, sponsor notes with a carrying value of approximately $738 million were converted to Members’ equity. As a result of these transactions, the senior secured credit facility is CityCenter’s only remaining long-term debt.

The credit facility is a general senior obligation of the Company and ranks equally with the Company’s other existing and future senior obligations, is fully and unconditionally guaranteed on a senior secured basis by the restricted subsidiaries of the Company, and is secured by a first-priority perfected lien on substantially all of the Company’s assets and the assets of its subsidiaries.

The senior secured credit facility contains covenants that, among other things, restrict the Company’s ability to (i) incur additional indebtedness or liens, (ii) pay dividends or make distributions on its equity interests or repurchase its equity interests, (iii) make certain investments, (iv) enter into certain burdensome agreements limiting the ability of its subsidiaries to pay dividends or make other distributions to it, (v) sell certain assets or merge with or into other companies, and (vi) enter into certain transactions with its equity holders and affiliates. In addition, the senior secured credit facility includes certain financial covenants that require the Company to maintain a quarterly minimum interest coverage ratio of 2.0:1.0 and a maximum quarterly leverage ratio for the trailing four quarters of: 7.75:1.00 for March 31, 2014 through September 30, 2014; 7.50:1.00 for December 31, 2014 through March 31, 2015; 6.75:1.00 for June 30, 2015 through December 31, 2015; 6.00:1.00 for March 31, 2016 through December 31, 2016; and 5.50:1.00 for March 31, 2017 and thereafter. The Company was in compliance with all applicable covenants as of December 31, 2013.

Pursuant to the senior secured credit facility, and commencing with the fiscal year ending December 31, 2014, the Company is required to make principal prepayments based on an annual calculation of excess cash flows, as defined in the senior secured facility. Such excess cash flow is calculated based on the fiscal year ending December 31, 2014, and for each fiscal year, thereafter.

The term loan B facility requires the Company to make principal payments of 0.25% of the original principal balance beginning March 31, 2014, and at each quarter end, thereafter. Amounts due in 2014 are recorded as “Current portion of long-term debt” in the accompanying consolidated balance sheet as of December 31, 2013.

Senior secured notes. In January 2011, the Company issued $900 million in aggregate principal amount of 7.625% senior secured first lien notes due 2016 (the “first lien notes”) and $600 million in aggregate principal amount of 10.75%/11.50% senior secured second lien PIK toggle notes due 2017 (the “second lien notes”) in a private placement. Interest on the second lien notes accrued as pay-in-kind interest through July 15, 2012. Thereafter, interest on the second lien notes was payable in cash, or, until January 16, 2016, the Company could elect to pay interest entirely in cash, entirely in pay-in-kind interest, or 50% in cash and 50% in pay-in-kind interest, provided the Company would pay all accrued pay-in-kind interest in cash on July 15, 2016. The interest rate on the second lien notes was 10.75% for interest paid in cash, and 11.50% for interest the Company paid in the form of additional debt. The Company paid its January 15, 2013 interest payment with cash, a portion of which included the then remaining $10 million in restricted cash designated for payment of interest on the first lien notes. The Company received net proceeds from the 2011 notes offering of $1.46 billion after initial purchasers’ discounts and commissions but before other offering expenses.

In February 2012, the Company completed an offering of $240 million in aggregate principal amount of additional first lien notes, which priced at 104.75% of par, for net proceeds to the Company, after deducting initial purchasers’ discounts and commissions, of approximately $247 million. The Company used net proceeds from the offering, together with available cash, to repay $300 million of the outstanding borrowings under the prior senior credit facility.

Under the Company’s senior note indentures and prior revolving credit facility, the Company had to reserve the proceeds from certain qualified asset sales, and use the total balance once it exceeded $25 million 1) on a pro rata basis, to retire outstanding borrowings under the prior revolving credit facility and to make an offer to purchase outstanding first lien notes at par, then 2) to use any remaining amounts to retire outstanding borrowings under the prior revolving credit facility, and then 3) to make an offer to purchase outstanding second lien notes at par. Prior to extinguishment of the senior notes, the Company exceeded the $25 million threshold three times, with each instance resulting in less than $1 million in senior notes tendered. After the tender offer process, such funds not tendered were considered unrestricted cash. As a result of the extinguishment of the senior secured notes in October 2013, all such funds restricted for use under the collateral proceeds restricted were unrestricted as to use, and recorded as “Cash and cash equivalents.”

As noted above, the senior secured notes were extinguished with proceeds from the term loan B facility, along with available cash.

Member notes. In January 2011, the Company issued to each of the Members notes of $547 million (the “Member notes”), representing the total principal and accrued interest then outstanding under previously issued Member notes. The Member notes bore interest at a rate of 3.42%, compounding semi-annually, were payable in-kind and were due January 2018. Due to the below-market interest rate on the notes, a discount of $409 million was recorded on the January 2011 issuance with an offset to Members’ equity, which was in addition to the discount recorded on the previous Member notes, and was based on an estimated market rate of approximately 15%. The discount was being amortized as interest over the life of the notes using the effective interest method.

As noted above, as part of the October 2013 debt transaction, each of the Member notes was converted to equity, resulting in an equity contribution, net of amortized discounts, of $738 million.

Fair value of long-term debt. The estimated fair value of the Company’s long-term debt as of December 31, 2013 was approximately $1.72 billion, compared to its book value of $1.70 billion and was determined using estimates based on recent trading prices of similar liabilities, a Level 2 input.

Maturities of long-term debt. As of December 31, 2013, maturities of the Company’s long-term debt were as follows:

For the twelve months ending December 31,	(In thousands)
2014	$17,000
2015	17,000
2016	17,000
2017	17,000
2018	17,000
Thereafter	1,615,000

1,700,000
Debt discounts	(16,559)

$1,683,441

NOTE 10 — PROPERTY TRANSACTIONS, NET

Property transactions, net consisted of the following:

	Year Ended December 31,
	2013	2012	2011
	(In thousands)
Impairment of residential real estate	$—	$35,690	$51,742
Insurance settlement gain	(33,000)	—	—
Harmon demolition accrual	—	31,990	—
Other, net	21,735	6,667	1,853

	$(11,265)	$74,347	$53,595

The Company recognized a $33 million gain associated with the settlement of insurance claims for errors and omissions with respect to the original construction of CityCenter. See Note 12. See Note 4 for discussion of impairment charges related to residential real estate. The Company recognized an estimate of the costs to demolish the Harmon of $32 million in the year ended December 31, 2012, with such accrual recorded to “Other accrued liabilities.” See Note 12 for further discussion of the Harmon demolition accrual.

Other property transactions, net for the year ended December 31, 2013 includes $14 million related to increases in cost estimates allocated to residential units sold in prior periods as well as $7 million for the closure of a restaurant at Vdara. Other property transactions, net for the years ended December 31, 2013, 2012 and 2011 also includes miscellaneous asset disposals in the normal course of business.

NOTE 11 — SEGMENT INFORMATION

The Company determines its segments based on the nature of the products and services provided. There are six operating segments: Aria, Vdara, Mandarin Oriental hotel, Crystals, Mandarin Oriental residential and Veer residential. Mandarin Oriental has both a hotel and a residential operating segment. The Company has aggregated residential operations into one reportable segment (“Residential”) given the similar economic characteristics and business of selling and leasing high-rise condominiums. All other operating segments are reported separately. The Company’s operating segments do not include the ongoing activity associated with closing out its construction costs and certain corporate administrative costs.

The Company analyzes the results of its operating segments’ operations based on Adjusted EBITDA, which is a non-GAAP measure defined as earnings before interest and other non-operating income (expense), taxes, depreciation and amortization, preopening and start-up expenses, and property transactions. The Company believes Adjusted EBITDA is 1) a widely used measure of operating performance in the hospitality and gaming industry, and 2) a principal basis for valuation of hospitality and gaming companies.

While items excluded from Adjusted EBITDA may be recurring in nature and should not be disregarded in evaluating the Company’s or its segments’ earnings performance, it is useful to exclude such items when analyzing current results and trends compared to other periods because these items can vary significantly depending on specific underlying transactions or events that may not be comparable between the periods being presented. Also, the Company believes excluded items may not relate specifically to current operating trends or be indicative of future results. For example, preopening and start-up expenses were significantly higher in periods leading up to the opening of CityCenter. Write-downs and impairments includes normal recurring disposals and gains and losses on sales of assets related to specific assets within CityCenter, but also includes impairment charges which may not be comparable period over period.

The following table presents the Company’s net revenues by reportable segment:

	Year Ended December 31,
	2013	2012	2011
	(In thousands)
Aria	$951,727	$862,306	$894,721
Vdara	90,444	86,916	75,364
Mandarin Oriental	53,714	48,452	41,034
Crystals	61,184	53,251	46,317
Residential	99,370	138,929	24,425

Net revenues	$1,256,439	$1,189,854	$1,081,861

The following table presents Adjusted EBITDA by reportable segment and reconciles consolidated Adjusted EBITDA to net loss:

	Year Ended December 31,
	2013	2012	2011
	(In thousands)
Aria	$252,670	$175,833	$195,645
Vdara	20,650	21,505	17,829
Mandarin Oriental	3,471	508	(1,104)
Crystals	38,712	32,321	24,107
Residential	15,171	431	(8,050)

Reportable segment Adjusted EBITDA	330,674	230,598	228,427
Development and corporate administration	(23,161)	(24,002)	(16,323)

Adjusted EBITDA	307,513	206,596	212,104

Other operating income (expenses):
Preopening and start-up expense	(752)	(1,312)	—
Property transactions, net	11,265	(74,347)	(53,595)
Depreciation and amortization	(345,920)	(370,856)	(370,141)

Operating loss	(27,894)	(239,919)	(211,632)

Non-operating income (expense):
Interest income	1,463	3,663	3,646
Interest expense, net	(239,052)	(266,026)	(267,836)
Loss on retirement of debt	(140,390)	(8,620)	(23,578)
Other, net	(37,275)	(66)	(2,774)

	(415,254)	(271,049)	(290,542)

Net loss	$(443,148)	$(510,968)	$(502,174)

The following table presents the Company’s total assets by reportable segment:

	As of December 31,
	2013	2012
	(In thousands)
Aria	$6,323,572	$6,548,331
Vdara	786,290	819,955
Mandarin Oriental	394,020	404,462
Crystals	939,721	934,969
Residential	76,306	182,029

Reportable segment total assets	8,519,909	8,889,746
Development and corporate administration	192,389	263,268

Total assets	$8,712,298	$9,153,014

The following table presents the Company’s capital expenditures by reportable segment:

	Year Ended December 31,
	2013	2012	2011
	(In thousands)
Aria	$28,687	$27,654	$9,616
Vdara	4,391	253	45
Mandarin Oriental	325	160	3
Crystals	5,236	1,003	123
Residential	—	140	653

Reportable segment capital expenditures	38,639	29,210	10,440
Development and corporate administration, net of change in construction payable	28,186	25,670	68,285

Capital expenditures	$66,825	$54,880	$78,725

Capital expenditures related to the project budget are included in “development and corporate administration, net of change in construction payable.” See Note 2 for discussion of project costs and allocation methodologies. Ongoing capital expenditures not related to the project budget are included within the relevant segments.

NOTE 12 — COMMITMENTS AND CONTINGENCIES

Construction litigation. In March 2010, Perini Building Company, Inc. (“Perini”), general contractor for CityCenter, filed a lawsuit in the Eighth Judicial District Court for Clark County, State of Nevada, against MGM MIRAGE Design Group (a wholly owned subsidiary of MGM Resorts and the original party to the Perini construction agreement) and certain direct or indirect subsidiaries of the Company. Perini asserted that CityCenter was substantially completed, but the defendants failed to pay Perini approximately $490 million allegedly due and owing under the construction agreement for labor, equipment and materials expended on CityCenter. The complaint further charged the defendants with failure to provide timely and complete design documents, late delivery to Perini of design changes, mismanagement of the change order process, obstruction of Perini’s ability to complete the Harmon component, and fraudulent inducement of Perini to compromise significant amounts due for its general conditions. The complaint advanced claims for breach of contract, breach of the implied covenant of good faith and fair dealing, tortious breach of the implied covenant of good faith and fair dealing, unjust enrichment and promissory estoppel, and fraud and intentional misrepresentation. Perini seeks compensatory damages, punitive damages, attorneys’ fees and costs.

In April 2010, Perini served an amended complaint in this case, which joined as defendants many owners of CityCenter residential condominium units (the “Condo Owner Defendants”), added a count for foreclosure of Perini’s recorded master mechanic’s lien against the CityCenter property in the amount of approximately $491 million, and asserted the priority of this mechanic’s lien over the interests of the Company, the Condo Owner Defendants and the Company’s lenders in the CityCenter property.

The Company and the other defendants dispute Perini’s allegations, and contend that the defendants are entitled to substantial amounts from Perini, including offsets against amounts claimed to be owed to Perini and its subcontractors and damages based on breach of their contractual and other duties to the Company, duplicative payment requests, non-conforming work, lack of proof of alleged work performance, defective work related to the Harmon, property damage and Perini’s failure to perform its obligations to pay certain subcontractors and to prevent filing of liens against CityCenter. Parallel to the court litigation, the Company conducted an extra-judicial program for settlement of CityCenter subcontractor claims. The Company resolved the claims of 219 first-tier Perini subcontractors (including the claims of any lower-tier subcontractors that might have claims through those first-tier subcontractors), leaving only three subcontractors remaining for further proceedings along with trial of Perini’s claims and the Company’s Harmon-related counterclaim and other claims by the Company against Perini and its parent guarantor, Tutor Perini. Of the three remaining subcontractors, two are implicated in the defective work at the Harmon. In August 2012, Perini recorded an amended notice of lien reducing its lien to approximately $191 million. In May 2013, Perini served an expert witness disclosure which asserted an increase in Perini’s claim for its work and materials on the CityCenter project. In August 2013, Perini recorded an amended notice of lien reducing its lien to approximately $167 million.

In November 2012, Perini filed a second amended complaint which, among other things, added claims against the CityCenter defendants of breach of contract (alleging that the Company’s Owner Controlled Insurance Program (“OCIP”) failed to provide adequate project insurance for Perini with broad coverages and high limits), and tortious breach of the implied covenant of good faith and fair dealing (alleging improper administration by the Company of the OCIP and Builders Risk insurance programs).

The Company reached a settlement agreement with certain professional service providers against whom it had asserted claims in this litigation for errors or omissions with respect to the CityCenter project, which settlement has been approved by the court. Further, the Company and Perini have entered a settlement agreement which resolves most, but not all, of the components of Perini’s non-Harmon-related lien claim against CityCenter. Trial of all remaining claims, including the remainder of Perini’s lien claim, the remaining subcontractors’ lien claims against the Company, and the Company’s counterclaims against Perini and certain subcontractors for defective work at the Harmon, has been rescheduled to commence on September 23, 2014.

The Company and the other defendants will continue to vigorously assert and protect their interests in the Perini lawsuit. The Company believes it is probable that the Company and the other defendants will be liable for $152 million in connection with the non-Harmon settlement agreement and remaining claims in this lawsuit. Amounts determined to be owed would be funded in part under the MGM Resort’s completion guarantee. The Company does not believe it is reasonably possible it will be liable for any material amount in excess of its estimate of its probable liability. The Company’s estimate of its probable liability does not include any offset for amounts that may be recovered on its counterclaims against Perini and certain subcontractors for defective work at the Harmon.

Harmon. In response to a request by the Clark County Building Division (the “Building Division”), the Company engaged an engineer to conduct an analysis, based on all available information, as to the structural stability of the Harmon under building-code-specified load combinations. On July 11, 2011, that engineer submitted the results of his analysis of the Harmon tower and podium in its current as-built condition. The engineer opined, among other things, that “[i]n a code-level earthquake, using either the permitted or current code specified loads, it is likely that critical structural members in the tower will fail and become incapable of supporting gravity loads, leading to a partial or complete collapse of the tower. There is missing or misplaced reinforcing steel in columns, beams, shear walls, and transfer walls throughout the structure of the tower below the twenty-first floor.” Based on this engineering opinion, the Building Division requested a plan of action from the Company. The Company informed the Building Division that it decided to abate the potential for structural collapse of the Harmon in the event of a code-level earthquake by demolishing the building, and enclosed a plan of action for demolition by implosion prepared by LVI Environmental Services of Nevada, Inc (“LVI”). The Company also advised that prior to undertaking the demolition plan of action, it would seek relief from a standing order of the district court judge presiding over the Perini litigation that prohibits alteration or destruction of the building without court approval. In addition, the Company supplied the foundational data for the engineering conclusions stated in the July 11, 2011 letter declaring the Harmon’s structural instability in the event of a code-level earthquake. On November 22, 2011, the Building Division required that the Company submit a plan to abate the code deficiencies discovered in the Harmon tower.

In December 2011, the Company resubmitted to the Building Division the plan of abatement action prepared by LVI which was first submitted on August 15, 2011, and met with the Building Division about the requirements necessary to obtain demolition permits and approvals. As discussed above, the timing of the demolition of the Harmon is subject to rulings in the Perini litigation.

The district court presiding over the Perini litigation had previously granted CityCenter’s motion to demolish the Harmon, but stayed the demolition to allow CityCenter an opportunity to conduct additional Phase 4 destructive testing at the Harmon following the court’s order prohibiting CityCenter’s structural engineering expert from extrapolating the results of pre-Phase 4 testing to untested portions of the building.

In May 2013, the Company completed additional Phase 4 destructive testing of 468 structural elements at the Harmon, analysis of which data confirmed the existence of a wide variety of construction defects throughout the Harmon tower. In his June 2013 expert report the Company’s structural engineer opined that the additional test results and extrapolation thereof to untested portions of the building show that after a service-level earthquake (typically defined as an earthquake with a 50% chance of occurring in 30 years), the Harmon can be expected to sustain extensive damage and failure of many structural elements, and in a large earthquake, such as a building code-level earthquake, critical elements of the Harmon are likely to fail and lead to a partial or complete collapse of the tower. In April 2013 Perini’s structural engineering expert John A. Martin & Associates (“JAMA”) had sent a letter to the Building Division which declared in part that JAMA no longer believes that the Harmon Tower can be repaired to a code compliant structure, which condition JAMA attributed to the Company’s building testing. On July 18, 2013 the Company filed a renewed motion with the district court for permission to demolish the Harmon. On August 23, 2013, the court granted the Company’s motion, and the Company has commenced planning for demolition of the building. On January 31, 2014, the court revoked its prior authorization of demolition of the Harmon, without prejudice to renewal of the application, on the grounds that the Company’s non-party builder’s risk insurer requested further testing in the building.

Based on current estimates, which are subject to change, the Company believes the demolition of the Harmon would cost approximately $32 million. The Company accrued such estimated demolition costs during the third quarter of 2012.

Other litigation. The Company is a party to various legal proceedings that relate to construction and development matters and operational matters incidental to its business. Management does not believe that the outcome of such proceedings will have a material adverse effect on the Company’s consolidated financial statements. The Company maintained an Owner Controlled Insurance Program (“OCIP”) during the construction and development process. Under the OCIP, certain insurance coverages may cover a portion of the Company’s general liability, workers compensation, and other potential liabilities.

Sales and use tax on complimentary meals. In March 2008, the Nevada Supreme Court ruled, in a case involving another gaming company, that food and non-alcoholic beverages purchased for use in providing complimentary meals to customers and to employees were exempt from use tax. The Company claimed the exemption on sales and use tax returns in light of this Nevada Supreme Court decision and has not accrued or paid any sales or use tax since inception of the Company. In February 2012, the Nevada Department of Taxation asserted that customer complimentary meals and employee meals were subject to sales tax on a prospective basis commencing February 15, 2012. In July 2012, the Nevada Department of Taxation announced that sales taxes applicable to such meals would be due and payable without penalty or interest at the earlier of certain regulatory, judicial or legislative events or June 30, 2013. The Nevada Department of Taxation’s position stemmed from a Nevada Tax Commission decision concerning another gaming company which stated that complimentary meals provided to customers are subject to sales tax at the retail value of the meal and employee meals are subject to sales tax at the cost of the meal. The Clark County District Court subsequently issued a ruling in such case that held that complementary meals provided to customers were subject to sales tax, while meals provided to employees were not subject to sales tax. This decision was appealed to the Nevada Supreme Court.

In June 2013, companies that had claims pending for refunds of use tax on complimentary meals provided to customers and employees prior to the March 2008 Nevada Supreme Court ruling entered into a global settlement agreement with the Nevada Department of Taxation that, when combined with the contemporaneous passage of legislation governing the prospective treatment of complimentary meals (“AB 506”), resolved all matters concerning the prior and future taxability of such meals for companies that are parties to the settlement agreement. AB 506 provides that complimentary meals provided to customers and employees after the effective date of the bill are not subject to either sales or use tax. Under the terms of the global settlement, the companies agreed to withdraw their refund requests and the Nevada Department of Tax agreed to drop its assertion that sales tax was due on such meals up to the effective date of AB 506. Consequently, the Company believes that it is unlikely that the Nevada Department of Taxation would assert that complimentary meals provided by the Company prior to the effective date of AB 506 are subject to sales tax, notwithstanding that the Company was not a party to the settlement agreement because it had no pending refund claims. As the Company did not accrue sales and use tax on complimentary meals, there was no financial statement impact as a result of the settlement.

Other commitments. The Company entered into an agreement with a service provider for the initial and ongoing leasing of Crystals. Under the terms of the agreement, the Company was required to pay an annual service fee of approximately $2 million in 2011, increasing 3% each year through the initial term of the agreement, which expires in 2019. In addition to the service fee, the Company will be required to pay approximately $11 million at the termination of the agreement in 2019, which is being recorded ratably over the contract term. As of December 31, 2013, the Company recorded $7 million related to such amount within “Other long-term obligations” in the consolidated balance sheet. Additional fees may be incurred if the service provider exercises its option to renew the agreement in 2019.

Leases where the Company is a lessee. The Company is party to various leases for real estate and equipment under operating lease arrangements. The Company’s future minimum obligations under non-cancelable leases are immaterial in each of the next five years, and in total.

Leases where the Company is a lessor. The Company enters into operating leases related to retail, dining and entertainment venues primarily at Crystals. Through December 31, 2013, the Company had executed 61 such leases. Tenants are primarily responsible for tenant improvements, though the Company provides construction allowances to certain lessees. Leases include base rent, common area maintenance charges and, in some cases, percentage rent.

Expected future minimum lease payments for leases in place as of December 31, 2013 are as follows:

For the year ending December 31,	(In thousands)
2014	$37,346
2015	40,069
2016	41,089
2017	42,093
2018	42,755
Thereafter	90,993

$294,345

Several leases contain terms that are based on meeting certain operational criteria. The Company has considered whether the tenant has or will meet these criteria in its determination of future minimum lease payments.

Contingent rentals included in income were $13 million, $11 million and $8 million for the years ended December 31, 2013, 2012 and 2011, respectively.

Residential leases. In October of 2010, the Company began a program to lease a portion of unsold residential condominium units at Veer and Mandarin Oriental with minimum lease terms of one year. For the years ended December 31, 2013, 2012 and 2011 revenue from the real estate leasing program was $3 million, $10 million and $7 million, respectively, and was recorded within “Residential” revenue.

NOTE 13 — SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow information consisted of the following:

	Year Ended December 31,
	2013	2012	2011
	(In thousands)
Supplemental cash flow disclosures:
Interest paid, net of amounts capitalized	$205,928	$83,957	$78,609
Increase in construction payable related to capital expenditures	65,502	29,531	—

Non-cash investing and financing activities:
Reclassification of residential real estate to property and equipment, net	$—	$—	$189,392
Reclassification of property and equipment, net to residential real estate	16,301	86,382	43,600
Discount on Member notes	—	—	409,046
Pay-in-kind interest accrued on loans from Members	31,874	39,172	37,762
Pay-in-kind interest accrued on the $600 million 10.75%/11.50% senior secured second lien PIK toggle notes, due 2017	—	41,344	66,935
Conversion of Members’ notes to equity	737,511	—	—
Non-cash capital contributions	2,353	—	—
Reclassification of receipts related to MGM Resorts International completion guarantee(1)	72,618	37,038	14,219

(1)	Represents amounts reclassified to equity related to condominium proceeds received and expected to be used for construction project costs. See Note 14.

NOTE 14 — MEMBER FINANCING AND DISTRIBUTION COMMITMENTS

In connection with the restated senior credit facility and notes offering in January 2011, the Members each made equity contributions of approximately $37 million. In addition, MGM Resorts entered into a restated completion guarantee (as restated, the “completion guarantee”) that supports remaining construction payables from the construction of CityCenter. The terms of the amended completion guarantee require the Company to use $124 million of subsequent net residential sale proceeds to fund construction costs, or to reimburse MGM Resorts for construction costs previously expended. Amounts reimbursable to MGM Resorts cannot be repaid until final resolution of the Perini lawsuit, and all construction liens related to construction work prior to January 1, 2011 have been discharged. As of December 31, 2013, the Company had received net residential proceeds in excess of the $124 million and is holding $72 million in a condo proceeds account representing the remaining proceeds available to fund completion guarantee obligations or be reimbursed to MGM Resorts. The $72 million in condo proceeds is recorded within “Restricted cash” in the accompanying consolidated balance sheet. See Note 12 for further discussion of the Perini lawsuit.

As of December 31, 2013, MGM Resorts has funded $716 million under the completion guarantee. The Company has recorded such amounts as equity contributions, as remaining condo proceeds are expected to be used to fund construction obligations.

The LLC Agreement, as amended, includes provisions to allow the first $494 million of available distributions to be distributed on a priority basis to Infinity World, with the next $494 million of distributions made to MGM Resorts, and distributions shared equally thereafter. The LLC Agreement also provides for Infinity World’s right to terminate the Operations Management Agreements if MGM Resorts’ ability to perform under those agreements is impacted by its financial condition. See Note 15 for details of the Operations Management Agreements.

NOTE 15 — MANAGEMENT AGREEMENTS AND RELATED PARTY TRANSACTIONS

The Company and MGM Resorts have entered into agreements whereby MGM Resorts was responsible for management of the design, planning, development and construction of CityCenter and is responsible for the ongoing management of CityCenter and the Company. MGM Resorts was reimbursed for certain costs incurred in performing the development services and the Company is paying MGM Resorts management fees as stipulated in each of the agreements referenced below.

Operations management agreements. The Company and MGM Resorts entered into the following agreements to provide for the ongoing operations of CityCenter:

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Hotel and Casino Operations and Hotel Assets Management Agreement – Pursuant to this agreement, MGM Resorts manages the operations of Aria and oversees the Mandarin Oriental component of CityCenter, which is managed by a third party. The Company pays MGM Resorts a fee equal to 2% of Aria’s revenue plus 5% of Aria’s EBITDA (as defined in the agreement) for services under this agreement.

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Vdara Condo-Hotel Operations Management Agreement – Pursuant to this agreement, MGM Resorts manages the ongoing operations of Vdara Condo-Hotel. The Company pays MGM Resorts a fee equal to 2% of Vdara’s revenue and 5% of Vdara’s EBITDA (as defined in the agreement) for services under this agreement.

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Retail Management Agreement – Pursuant to this agreement, the Company pays MGM Resorts an annual fee of $3 million to manage the operations of the Crystals retail and entertainment district. This fee will be adjusted every five years based on the consumer price index.

During the years ended December 31, 2013, 2012 and 2011, the Company incurred $38 million, $32 million and $33 million, respectively, related to the management fees discussed above. In addition, the Company reimburses MGM Resorts for direct costs, primarily employee compensation, associated with its management activities. Corporate overhead or other allocations are not reimbursed to MGM Resorts under the management agreements. During the years ended December 31, 2013, 2012 and 2011, the Company incurred $364 million, $355 million and $346 million, respectively, for reimbursed costs of management services provided by MGM Resorts. As of December 31, 2013 and 2012, the Company owed MGM Resorts $49 million and $50 million, respectively, for management services and reimbursable costs.

Aircraft agreement. The Company has an agreement with MGM Resorts whereby MGM Resorts provides the Company the use of its aircraft on a time sharing basis. The Company is charged a rate that is based on Federal Aviation Administration regulations, which provides for reimbursement for specific costs incurred by MGM Resorts without any profit or mark-up, which is less than the Company believes that it would pay an unrelated third party. The Company reimbursed MGM Resorts $4 million, $3 million and $3 million for aircraft related expenses in the years ended December 31, 2013, 2012 and 2011, respectively.

Other. The Company leases retail space in Crystals to OE Pub, LLC, a subsidiary of MGM Resorts, which owns and operates Todd English P.U.B. The Company recorded $1 million of revenue related to the lease agreement in each of the years ended December 31, 2013, 2012 and 2011.